SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2009

Commission File Number 1-34455

Anheuser-Busch InBev SA/NV

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1
1000 Brussels, Belgium
(Address of principal executive offices )

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ✓	Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

This Report contains a copy of the following:

(1) The Press Release issued on October 7, 2009.

 Brussels, 7 October 2009 – 1 / 4

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Reaches Agreement to Sell Busch Entertainment Corporation to Blackstone

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) and The Blackstone Group (NYSE: BX) announced today that a definitive agreement has been reached whereby Anheuser-Busch InBev will sell its entertainment business to Blackstone Capital Partners V L.P. (Blackstone) for up to USD 2.7 billion. The purchase price will be comprised of a cash payment on closing of USD 2.3 billion and a right to participate in Blackstone's return on its initial investment capped at USD 400 million.

Under the terms of the agreement, Blackstone will acquire Anheuser-Busch InBev's wholly owned subsidiary, Busch Entertainment Corporation (BEC), the second largest entertainment park operator in the United States with approximately 25 million annual visitors. BEC operates 10 entertainment parks throughout the United States including three SeaWorld parks in Orlando, Florida, San Antonio, Texas, and San Diego, California, two Busch Gardens parks in Tampa, Florida and Williamsburg, Virginia, and other family entertainment attractions in Orlando, Florida, Tampa, Florida, Williamsburg, Virginia, and Langhorne, Pennsylvania.

Carlos Brito, Chief Executive Officer of Anheuser-Busch InBev, said: "Busch Entertainment Corporation is a high performing asset with a world-class management team, but not a core business for Anheuser-Busch InBev. We are pleased to have reached an agreement with a buyer who understands the industry and has a strategic vision for the business. The sale of BEC represents another important milestone in our commitment to de-leverage the company and will also allow us to continue to focus on our core brewing business.

 Brussels, 7 October 2009 – 2 / 4

"The Blackstone Group is a preeminent private equity firm and we are very happy to have reached an agreement with Blackstone. We have great respect for BEC's management and employees and know they will continue to prosper under Blackstone's ownership."

Joseph Baratta, Senior Managing Director of The Blackstone Group, said: "We have long admired the Busch Entertainment Corporation parks. They are the premier collection of entertainment parks in the United States and offer a unique family experience. We are pleased to have the opportunity to acquire this business. We have deep sector experience and look forward to working with the excellent BEC management team to continue to invest in and grow the company."

Michael Chae, Senior Managing Director of The Blackstone Group, said: "Blackstone sees tremendous opportunity for investing in leading businesses within the media and entertainment industries, where we have significant expertise. We are delighted to be investing in a company with such iconic brands, irreplaceable assets and strong growth prospects. We look forward to working with BEC management in continuing a legacy of delivering world-class family entertainment to our customers."

Jim Atchison, President of Busch Entertainment Corporation, said: "This transaction represents an exciting new chapter for BEC and the thousands of dedicated employees of our team. Blackstone understands our parks are built on an unwavering commitment to quality and a focus on the guest experience. Blackstone is uniquely experienced to help us take the company to new heights, and I look forward to working together to grow this great business."

Closing of the transaction is subject to customary conditions, including regulatory clearance. BofA Merrill Lynch, Barclays Capital, Blackstone Advisory & Restructuring

 Brussels, 7 October 2009 – 3 / 4

Partners, Deutsche Bank Securities Inc. and Goldman Sachs & Co. acted as financial advisors to Blackstone.

Debt financing in support of the acquisition will be comprised of senior secured credit facilities and mezzanine debt. The senior credit facilities will be provided by BofA Merrill Lynch, Barclays Capital, Deutsche Bank Securities Inc., Goldman Sachs Loan Partners and Mizuho Corporate Bank Ltd. The mezzanine financing is being provided by Goldman Sachs Mezzanine Partners and funds managed by GSO Capital Partners LP.

Simpson Thacher & Bartlett LLP acted as legal counsel to Blackstone.

J.P. Morgan and Lazard acted as financial advisors to Anheuser-Busch InBev.

Sullivan & Cromwell LLP acted as legal counsel to Anheuser-Busch InBev.

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of nearly 300 brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

About Busch Entertainment Corporation
Busch Entertainment Corporation (BEC) is the second largest entertainment park operator in the United States. BEC operates the ten Worlds of Discovery parks: SeaWorld parks in Orlando, Fla., San Diego, Calif., and San Antonio, Texas; Busch Gardens parks in Tampa, Fla. and Williamsburg, Va.; Discovery Cove in Orlando; Sesame Place in Langhorne, Pa., near Philadelphia; water parks Aquatica in Orlando, Adventure Island in Tampa, and Water Country USA in Williamsburg. BEC and its parks employ 25,000 people nationwide. The BEC parks are known for creating one-of-a-kind adventures and thrills based on interactive experiences with the natural world.

 Brussels, 7 October 2009 – 4 / 4

About The Blackstone Group
The Blackstone Group is one of the world's leading investment and advisory firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, the companies we advise and the broader global economy. We do this through the commitment of our extraordinary people and flexible capital. Our alternative asset management businesses include the management of private equity funds, real estate funds, hedge funds, funds of funds, debt funds, collateralized loan obligation vehicles (CLOs) and closed-end mutual funds. The Blackstone Group also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement service. Further information: www.blackstone.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: Karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

The Blackstone Group Contact:

Media Christine Anderson Tel: +1-212-583-5182 E-mail: christine.anderson@blackstone.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)
Dated: October 7, 2009	By:	/s/ B. Loore Name: B. Loore Title: VP Legal Corporate